Exhibit (a)(28)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
February 1, 2007		tad.hutcheson@airtran.com
678.254.7442

Arne Haak (Financial)		Judy Graham-Weaver
407.318.5187		judy.graham-weaver@airtran.com
678.254.7448

AIRTRAN HOLDINGS, INC., TO NOMINATE DIRECTORS FOR MIDWEST AIR GROUP BOARD

- Exchange Offer Extended To March 8, 2007 -

ORLANDO, Fla. (February 1, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, announced today it has proposed a slate of nominees for the Board of Directors of Midwest Air Group, Inc. (AMEX: MEH). AirTran said it would nominate Jeffrey Erickson, Charles Kalmbach and John Albertine as directors to Midwest’s board at the airline’s next annual meeting of shareholders.

“While this slate of director candidates, if elected, will not constitute a majority of the members of the Board, we believe it is vital that the Midwest shareholders’ interests be represented inside of the Boardroom.” said Joe Leonard, AirTran’s chairman and chief executive officer.

Leonard said that AirTran was taking this action because it believes that those charged with fiduciary obligations are more concerned about their own positions than permitting the owners of Midwest to accept AirTran’s offer.

“How far is the current Midwest management willing to go to convince Midwest stakeholders that its deeply flawed ‘stay-the-course’ plan is superior to AirTran’s, despite the contrary evidence that shows that the combination would create scale, efficiencies and growth opportunities far beyond what Midwest could achieve independently is something all Midwest shareholders should ask,” said Mr. Leonard. “With the average tenure of the board being 14 years, and with some members serving up to 23 years, shareholders should also ask if the Board and management’s entrenchment is really serving the best interests of all shareholders?”

In a related action, AirTran said that it is extending its Exchange Offer, originally due to expire on February 8, 2007, until March 8, 2007, at 12:01 midnight Eastern Standard Time (EST). AirTran said that because Midwest has refused to allow the company to communicate directly with shareholders, AirTran had to go to Court to enable it to do so. AirTran Airways said that it decided to extend its offer so that Midwest’s shareholders can receive all the information they need. AirTran was advised by The Bank of New York, the exchange agent for the offer, that, as of 5:00 p.m. EST, on January 31, 2007, a total of 38,966 shares of Midwest common stock were tendered pursuant to the offer. Except for the extension

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AirTran Holdings to Nominate Directors for Midwest Air Group Board

of the expiration date, all of the other terms of the exchange offer remain as set forth in the preliminary prospectus dated January 11, 2007, and all supplements thereto and the related letter of transmittal.

In conjunction with today’s action, AirTran sent a letter to the Midwest shareholders. The complete text of that letter, along with a brief biography of all the nominees, follows:

Jeffrey Erickson

Jeffrey Erickson recently retired as President and CEO of Atlas Air Worldwide Holdings, Inc. (AAWW) and continues as a member of its Board of Directors. Previously, Mr. Erickson served as President and Chief Operating Officer of Atlas Air, Inc. (Atlas), a subsidiary of AAWW. Before joining Atlas, Mr. Erickson was President and CEO of Trans World Airlines (TWA) including the period of its emergence from bankruptcy in 1995.

Earlier, Mr. Erickson was President and CEO at Reno Air, where he was in charge of planning, financing and organizing that new carrier, which operated throughout the 1990s before being acquired by American Airlines in 1999. He also served as President and Chief Operating Officer at Midway Airlines, following operations experience with Aloha Airlines and Continental Airlines, and engineering experience at Pan American World Airways.

Mr. Erickson received his B.A. in Aeronautical Engineering from Rensselaer Polytechnic Institute and a M.A. in Transportation Planning and Engineering from Polytechnic University.

Charles Kalmbach

Charles Kalmbach recently concluded his tenure at DBM, INC., (Drake, Beam, Morin), as President and Chief Executive Officer. Previously he served as Princeton University’s first senior vice president for administration to share responsibility for operations of the University with the President and Provost.

Before that, Mr. Kalmbach served as Global (Practice) Managing Partner for Accenture, Managing Partner of PriceWaterhouse, and Engagement Leader and Practice Leader for McKinsey & Company.

He received his Ph. D., M.A., and B.S.E. from Princeton University, Applied Mathematics and Mechanics (Department of Aerospace and Mechanical Sciences), and a J.D. from the University of Pennsylvania.

John Albertine

John Albertine is the Chairman, CEO and founder of Albertine Enterprises, an economic consulting and merchant banking firm located in Washington, D.C. He previously served as CEO of JAM Shoe Concepts, and was an Associate Professor of Economics at Mary Washington College.

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AirTran Holdings to Nominate Directors for Midwest Air Group Board

Mr. Albertine is a current member of Virginia Governor’s Board of Economic Advisors, and a trustee of the Virginia Retirement System. He was appointed by President Reagan as Chair of the Presidential Aviation Safety Commission. He received his Ph.D. from the University of Virginia.

AirTran Letter to the Midwest Air Group Shareholders:

February 1, 2007

Dear Midwest Shareholder:

On January 25, 2007, Midwest’s management recommended that you reject AirTran’s offer to combine Midwest and AirTran to form a stronger, more competitive airline, ignoring the significant premium and long term value that our exchange offer of $13.25 in cash and AirTran stock would provide to you. Yet again Midwest rebuffed our offer without meeting with us to carefully review the merits of the proposed combination.

Midwest’s management has taken its stance despite the compelling evidence that, by any measure – financial, network revenue and diversity, opportunities for employees, fleet plan, cost structure, growth for the greater Milwaukee region, and most significantly, the shareholder value creation model we have put forth – the merits of combining AirTran and Midwest are superior to Midwest’s “stay- the-course, go-it-alone” plan. Midwest’s management is also taking its unilateral stance despite the many uncertainties it faces in Midwest’s future competitive environment and the threat that other airlines will quickly move in and push Midwest out of its position in Milwaukee.

Instead, the Midwest Board is apparently content to trust the value of your investment to an uncertain plan put forth by Midwest’s management that envisions a scenario whereby it believes that as a stand alone company, and assuming no further competition into the markets it presently serves and stable fuel prices, it can achieve earnings per share growth in 2007 that is nearly twice as great as the earnings growth estimated by Wall Street analysts. Midwest’s management offered no substantive basis for what can only be described as an extremely optimistic projection, only the hope that “market conditions in the industry will continue to improve and increasingly favor high quality carriers like Midwest.” We believe this hope will not be a successful strategy for you, the Midwest shareholders.

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WHOSE INTERESTS IS YOUR BOARD REALLY SERVING?

We believe that Midwest management’s refusal to fully contemplate the compelling benefits of combining with AirTran raises serious corporate governance and transparency questions. We urge you to consider:

•

Why is Midwest’s management trying to prevent AirTran from communicating directly with you about our plan, and by refusing to allow us to do that, has forced us to go to court in order to make Midwest’s management comply with law? We believe that if Midwest’s management is so confident about it’s “stay-the-course, go-it-alone plan,” it should provide a level playing field for its shareholder to fairly consider AirTran’s proposal.

•

Why is the Midwest management team trying to mislead its employees and the Milwaukee community by claiming that the AirTran plans will create job losses? AirTran has laid out in detail how its plan will create many more jobs in the Milwaukee region than Midwest now provides.

•

Why should you trust Midwest’s management’s “stay-the-course” plan given the abysmal financial performance of Midwest in the past? Are you content with merely a very small profit in one year out of the past five—and a huge net loss for the past five years (in excess of $126 million, based on Midwest’s SEC filings and 2006 earnings releases)? The management team that brought you these results is now asking you to believe that they can achieve a dramatically better result in the future on a “go-it-alone” basis than could be achieved in a combination with AirTran.

•

Why is Midwest’s management lining up Wisconsin politicians to lobby regulators to find some fault with our plan? Clearly, we believe, the competitive environment for Midwest is likely to worsen, especially if, as some observers have noted, Northwest Airlines emerges from its Chapter 11 proceeding and re-enters the markets currently served by Midwest, thereby putting new pressures upon Midwest. By contrast, our plan envisions creating a stronger, more diversified airline, better able to withstand competition, offering greater job security to employees and more service to Milwaukee and the other cities currently served by Midwest.

•

How credible is Midwest management’s plan, considering the many uncertainties it has vis-à-vis the future competitive environment and its track record of missing its own growth targets? Indeed, Midwest’s 2007 projected earnings per share are nearly double the estimates of those of Wall Street analysts. We believe investors should be skeptical of Midwest’s plan given management’s record over the past few years of consistently falling short of its own projections.

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AirTran Holdings to Nominate Directors for Midwest Air Group Board

•

Isn’t it troubling that the same Board that thinks you should not benefit from the significant premium and long term value provided by AirTran’s offer failed to disclose to you that in December, it voted to increase each director’s annual retainer fee by 60 percent and to increase by 100 percent the fee each director will be receiving for attending meetings (and provide a $500 fee for every telephonic meeting directors attend)?

•

Similarly, why did Midwest’s management also fail to tell you, until required to do so by SEC disclosure regulations, that it paid $100,000 for, and based its recommendation to you upon, the advice of an “independent” aviation consulting firm whose chairman has been a Midwest director for over 20 years? That consulting firm was requested to provide its advice to the very same Board committee that is headed by the consulting firm’s own chairman.

HIGHLY QUALIFIED AIRTRAN NOMINEES

TO REPRESENT SHAREHOLDERS’ INTERESTS IN THE BOARDROOM

We at AirTran do not believe Midwest’s management is serving the best interests of you, Midwest’s shareholders, in recommending against AirTran’s offer. AirTran, therefore, has announced that we will be nominating three individuals for election to the Board of Directors of Midwest at the next annual meeting of stockholders. We believe our three nominees –Jeff Erickson, Charles Kalmbach and John Albertine – will help restore high standards and strong corporate governance at your company. The election of AirTran’s nominees to Midwest’s Board will ensure that shareholders’ best interests are being met. (For your convenience, a brief resume of each of these candidates follows.) While this slate of director candidates, if elected, will not constitute a majority of the members of the Board, we believe it is vital that your interests be represented inside of the Boardroom.

You will be able to send a message to your Board and management with your vote at the upcoming Annual Meeting. However, it is important that you also send a message TODAY to the current Board and management by tendering your shares pursuant to the AirTran Exchange Offer. In order to be certain that you have all the information you need and in light of Midwest’s refusal to allow us to communicate directly with you, we have decided to extend the expiration our exchange offer until March 8, 2007. You should also know that AirTran has brought legal action to win the right to speak to you directly, and will continue to fight in Court to enable us to do so.

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AirTran Holdings to Nominate Directors for Midwest Air Group Board

At the end of the day, you, as the shareholders, are the owners of the company and you will ultimately determine the future of your investment. We are confident that you will give our offer a full and fair hearing, and that once you do so, you will recognize it as a tremendous opportunity to build a stronger, more competitive airline that will serve the best interests of shareholders, employees and the communities we all serve.

Thank you for your consideration.

Sincerely,

/s/ Joe Leonard
Joe Leonard
Chairman and Chief Executive Officer

Shareholders with questions about how to tender their shares may call AirTran’s Information Agent: Innisfree M&A Incorporated Toll-free at (877) 456-3422 (from the US and Canada) or (412) 232-3651 (from outside the US and Canada). Banks and Brokers call collect to (212) 750-5833.

AirTran Airways

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with 8,000 friendly, professional Crew Members, operates nearly 700 daily flights to 54 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

This document relates to the offer by AirTran Holdings, Inc. (“AirTran”), through its wholly owned subsidiary, Galena Acquisition Corp., to exchange for all of the issued and outstanding common stock and associated rights (the “Midwest Shares”) of Midwest Air Group, Inc. consideration consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock. The offer currently is scheduled to expire at 12:00 Midnight, New York City time on March 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The offer to exchange is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making

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of the offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the offer to exchange to be made by a licensed broker or dealer, the offer to exchange shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Dealer Managers”), or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran has filed with the United States Securities and Exchange Commission a registration statement (No. 333-139917) to register the AirTran shares which would be issued in the proposed transaction and in the future may file a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and, when available, the proxy statement as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and, when available, the proxy statement at www.sec.gov. The registration statement and, when available, the proxy statement and such other documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827 or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue New York, New York 10022.

AirTran and its wholly owned subsidiaries, Galena and AirTran New York, LLC and their respective directors and executive officers and each of Messrs. John Albertine, Jeffrey Erickson and Charles Kalmbach may be deemed to be participants in the solicitation of proxies from the shareholders of Midwest. Information about the directors and executive officers of AirTran and their ownership of AirTran stock is set forth in the proxy statement for AirTran’s 2006 Annual Meeting of shareholders and will be contained in the proxy statement to be mailed to the stockholders of Midwest. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement when it becomes available.

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